Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Overthrow Hospitality Inc.
445 E 6th St Suite 1
New York, NY 10009
https://www.overthrowhospitality.com/

Up to $2,999,975.55 in Class B Common Stock at $21.65
Minimum Target Amount: $14,981.80

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Overthrow Hospitality Inc.
Address: 445 E 6th St Suite 1, New York, NY 10009
State of Incorporation: DE
Date Incorporated: April 19, 2024

Terms:

Equity

Offering Minimum: $14,981.80 | 692 shares of Class B Common Stock
Offering Maximum: $2,999,975.55 | 138,567 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $21.65
Minimum Investment Amount (per investor): $216.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

<u>Investment Incentives & Bonuses*</u>

Time-Based Perk

Early Bird - Invest $250+ within the first 2 weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — Invest $250+ and Overthrow Hospitality will plant a tree on your behalf.

Tier 2 — Invest $1,000+ and receive Tier 1 + Overthrow will donate a meal to a local shelter on your behalf.

Tier 3 — Invest $2,500+ and receive Tier 1 + Tier 2 + an Overthrow Hospitality personal concierge and priority reservations to all our properties nationwide for life.

Tier 4 — Invest $5,000+ and receive Tier 1-3 + a multi-stop tour of Overthrow Hospitality properties, offering dinner and drinks, for up to 4 guests.

Tier 5 — Invest $10,000 and receive Tier 1-4 + 10% off at all Overthrow Hospitality properties for life.

Tier 6 - Invest $50,000+ and receive Tier 1-5 + a cocktail or cooking class for up to 10 people.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Overthrow Hospitality Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $21.65 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $2,165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Overthrow Hospitality launched in 2021 in response to the demand for a more conscientious company that takes people's rights, animal's rights, and the planet's rights more seriously. Overthrow is a group of award-winning plant-based restaurants and bars, alongside adjacent retail spaces. We own 100% of and operate 10 full-service restaurants across a range of different styles and price points— from American farm-to-table to Mexicali, Pasta & Natural Wine, Southern Soul Food, and more. Our bar and restaurant operations have been recognized internationally as some of the best in their respective categories and we've also built it into a retail operation— selling bar wares, baked goods, bitters, classes, and more. From 2021-2023 our sales have increased 60% and with 2 new places set to open this year, we anticipate that our revenue will continue to grow.

Business Model

Our model is focused on these brick-and-mortar operations— across price ranges from our upcoming fast-casual concept, to day-to-day mid-price experiences, and fine dining— with the addition of retail operations including our bakery, bar wares, and upcoming licensing projects.

Corporate Structure

Overthrow Hospitality, Inc. was initially organized as Revolution Hospitality, LLC, a New York limited liability company on May 19, 2020.

In April 2024, a new Delaware Corporation was established named Overthrow Hospitality Inc. (the "Corporation") and the existing New York LLC named Revolution Hospitality LLC (the "LLC") was merged into the newly established Corporation. The existing members of the LLC surrendered their units in the LLC in exchange for a pro-rata amount of shares in the newly formed Corporation.

In May 2024, the Corporation filed an Application of Authority to conduct business in the State of New York as a foreign corporation.

Intellectual Property

97808353 SODA CLUB SCM 2-23-23 Pending US

97924883 THE THIRD KINGDOM RESTAURANT SCM 5-08-23 Pending US

97899144 & BEER SCM 4-20-23 Registered US

97806612 AVANT GARDEN SCM 2-22-23 Pending US

97806727 CADENCE VEGAN SOUL FOOD SCM 2-22-23 Pending US

97840303 RABBIT RAW VEGAN SCM 3-15-23 Pending US

97806133 THE FRAGILE FLOUR SWEET SHOPPE SCM 2-22-23 Pending US

97851055 DOLLFACE DINER SCM 3-22-23 Pending US

88627003 AMOR Y AMARGO SCM 2-22-23 Registered US

97052353 AVANT GARDEN BISTRO SCM 09-29-21 Registered US

90324889 CAFÉ DE L'ENFER SCM 11-17-20 Registered US

90819575 LE CABARET DE L'ENFER SCM 07-09-21 Registered US

90715412 EAT, DRINK, START A REVOLUTION SCM 05-17-21 Registered US

90354615 ETEREA SCM 12-02-20 Registered US

97806873 LADYBIRD SCM 2-22-23 Pending US

90178894 OVERTHROW HOSPITALITY SCM 09-14-20 Registered US

88871723 PROLETARIAT SCM 04-14-20 Registered US

97707870 UBUNTU SCM 12-07-22 Registered US

*SCM = Standard Character Mark

Competitors and Industry

Competitors

Our most direct competitors include other plant-based restaurants and hospitality companies that operate venues in New York City and nationally, such as Eleven Madison Park, Slutty Vegan, Crossroads Kitchen, Veggie Grill, Planta, and Matthew Kenney Group.

Our operations are different than these groups in that we offer plant-based dining across multiple price points and different styles of food. Not only this, but our focus is on being great in hospitality and service, and that the food just happens to be plant-based. This rethinking ensures that our core customer is anyone who is looking to be more environmentally or health-conscious, not just vegans. 85% of our customer base is non vegan, this as well as being recognized by the non-vegan media circuit (NY Times, James Beard, Michelin Guide, etc) is what we believe will give is the ability to grow into a national brand very quickly.

The New York City hospitality industry is highly competitive, with many companies vying for customers in various segments of the market. However, nationally there are very few hospitality groups focusing their efforts on plant-based dining, and cooking sustainably. At Overthrow Hospitality, we differentiate ourselves by offering a diverse range of venues that appeal to a broad range of customers, from renowned bars to casual restaurants and bakeries.

Industry

The restaurant industry is at a critical moment where it is one of the largest contributors to factory farming, and therefore greenhouse gas emissions. We believe Overthrow Hospitality has a position at the forefront of sustainability, by eschewing all animal products in our restaurants— setting a new precedent for what hospitality can look like. Between 2023 and 2029, BlueWeave expects global plant-based food market size to grow at a significant CAGR of 11.82% reaching a value of USD 22.27 billion by 2029. This conscious consumerism isn't random— it's noticeable across hospitality— with a report from Allied Market Research, showing that the global sustainable tourism market is expected to grow at a compound annual growth rate (CAGR) of 14.3% from 2021 to 2027.

Current Stage and Roadmap

Current Stage

Overthrow Hospitality currently owns 100% of and operates 10 brick-and-mortar locations in NYC and LA. We have 2 anticipated locations opening in Q3 and Q4 of this year, one new cocktail bar in NYC, and a new restaurant concept in Boulder, CO. Not only do we own several plant-based restaurants but we also own one of the world's best cocktail bars and a Michelin Bib Gourmand wine bar. Overthrow offers several different price points in our restaurants giving everyone an easy choice when they decide they want to eat and/or drink conscientiously.

Future Roadmap

Having opened our first location outside of NYC last year, Ubuntu in West Hollywood, CA, we believe we are ready to continue our expansion to other areas of the country. We anticipate that in the next five years, we will focus on expanding beyond New York City to bring our most successful and recognizable concepts to cities across the United States. Our next planned stop is Boulder, Colorado where we have nearly completed construction and expect to open in Q4. We also have an anticipated cocktail bar opening in NYC this summer, as we test large and smaller markets with a keen interest in plant-based dining. With our plan of expansion— across multiple different price points— based on our extensive market research and testing, Overthrow is planning to become a nationally known name set to pop up in secondary and tertiary markets with health & environmentally-conscious eaters. Beyond this, we plan to expand our footprint into retail as we continue to grow our bar offerings and grocery goods. We also intend to expand our in-house marketing team to include a social and digital media specialist. We have 295K people on our current email list and social media channels and aim to reach as high as 1 million in 2025.

The Team

Officers and Directors

Name: Ravi Lalchandani aka Ravi Derossi

Ravi Lalchandani aka Ravi Derossi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member, acting Principal Accounting Officer
  Dates of Service: May, 2020 - Present
  Responsibilities: Ravi leads the team. He receives a $150k annual salary. He currently owns 72.5% of the equity in the company. Ravi will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

- Employer: Gin & Luck
  Title: Board Member
  Dates of Service: June, 2008 - Present
  Responsibilities: Ravi serves on the board of directors and attends monthly board meetings.

Name: Drew Brady

Drew Brady's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Board Member
  Dates of Service: January, 2021 - Present
  Responsibilities: Drew currently integrates multiple departments to increase productivity. Drew receives $100k in annual salary and owns 10% of the current equity in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hospitality and restaurant industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We may need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a dining experience. Our revenues are therefore dependent upon the market for dining.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such

changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission), New York State Liquor Board, and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Overthrow Hospitality or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Overthrow Hospitality could harm our reputation and materially negatively impact our financial condition and business.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ravi Lalchandani	745,000	Class A Common Stock	74.47%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 138,567 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 2,000,000 with a total of 1,000,340 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 110,000 shares of profits interest.

Dividends:

If the Company's Board decides to declare or pay a dividend, all Common Stock holders are entitled to receive such dividend on a pro rata basis.

Liquidation:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), the assets of the Company shall be distributed among the holders of Common Stock pro rata based on the number of such shares held by such holders.

Restrictions on Transfer:

The shares of Class A Common Stock are subject to a right of first refusal in favor of the Company as set forth in the Company's By-laws.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Dividends:

If the Company's Board decides to declare or pay a dividend, all Common Stock holders are entitled to receive such dividend on a pro rata basis.

Liquidation:

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event (as defined in the Company's Certificate of Incorporation), the assets of the Company shall be distributed among the holders of Common Stock pro rata based on the number of such shares held by such holders.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,340
  Use of proceeds: Share issuance via C-Corp formation
  Date: April 19, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Revenue in 2022 was $8,158,489. Revenue for fiscal fiscal year 2023 was $8,543,498. The Company signed four new leases in 2021. These locations then opened throughout 2022 and beyond. In 2023, we opened our LA location.

Cost of sales

Cost of sales were $1,644,790 in 2022 and $1,683,799 in 2023. In the first quarter of 2024, we've achieved break-even. Our input, meat-free, is comparatively less than meat, but we can command similar prices.

Expenses

Expenses were $9,017,639 in 2022 and $7,880,414 in 2023. This decrease was largely due to increased efficiency and have streamlined our systems. Overall, we have cut down on labor costs which is our largest expense.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we are anticipating continued expansion. Past cash was primarily generated through sales. Assuming a maximum raise in this offering, with two new properties anticipated to open this year, two in 2025, and two more in 2026, we believe that by 2027 we will have doubled the sales from 2023.* During the same timeframe, the Company is anticipating its overall expenses and costs of goods sold to increase as well; however, we believe these will increase at a lower rate when compared to projected sales.

*The sales projections and financial metrics presented by the Company are based on internal research, calculations, and assumptions. These statements constitute forward-looking information and are subject to inherent risks and uncertainties. Actual results may differ materially from those expressed or implied in such forward-looking statements. Investors are advised to carefully review the Risk Factors section of the Offering Memorandum for a comprehensive discussion of these risks.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2024, the Company has capital resources available in the form of about $92,000 cash. Cash on hand changes each week, ranging from $100,000 to $200,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. The business as currently constituted is self-sustaining.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, however they are necessary for our growth plans. Of the total funds that our Company has, 85.714% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. The business as currently constituted is self-sustaining.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for indefinitely. The business as currently constituted is self-sustaining.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: EIDL Loans
  Amount Owed: $1,852,788.00
  Interest Rate: 3.75%
  Maturity Date: December 31, 2051
  In 2020 and 2021, the Company and its subsidiaries were granted loans from the U.S. Small Business Administration

(SBA) pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan's inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of May 31, 2024, the Company has $1,852,788 remaining in EIDL loans.

- Creditor: Paycheck Protection Program (PPP) loans
  Amount Owed: $183,299.00
  Interest Rate: 0.98%
  In 2021, the Company was granted Paycheck Protection Program (PPP) loans pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly. As of May 31, 2024, the Company has $183,299 remaining in PPP loans.

- Creditor: Executives of the Company
  Amount Owed: $79,622.00
  Interest Rate: 0.0%
  As of May 31, 2024, the Company had amounts due from related parties, including executives of the Company, totaling $79,622. The amounts are unsecured, non-interest bearing, and due on demand.

- Creditor: Short-term debt
  Amount Owed: $106,800.00
  Interest Rate: 8.0%
  In 2024, the Company has taken out several short-term loans. The loans bear interest at a rate in the range of 8%-11% per annum, payable monthly. As of May 31, 2024, the Company has $106,800 remaining in short-term loans.

Related Party Transactions

- Name of Person: Executives of the Company
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Executives have an interest in the company succeeding.
  Material Terms: As of May 31, 2024, the Company had amounts due from related parties, including executives of the Company, totaling $79,622. The amounts are unsecured, non-interest bearing, and due on demand.

Valuation

Pre-Money Valuation: $21,657,361.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has zero Preferred Stock authorized or outstanding; (ii) there are zero outstanding options with a right to purchase shares; and (iii) there are zero shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $14,981.80 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.0%

- StartEngine Service Fees
  93.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,999,975.55, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.0%

- Expansion
  85.0%
  We will use 85% of the funds raised for expenses related to opening new locations.

- Company Employment
  8.0%
  We will use 8% of the funds to hire key personnel for daily operations, including the following roles: Director of Accounting, Marketing Director, Director of Operations. Wages to be commensurate with training, experience and position.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.overthrowhospitality.com/ (overthrowhospitality.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/overthrowhospitality

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Overthrow Hospitality Inc.

[See attached]

REVOLUTION HOSPITALITY LLC
dba
OVERTHROW HOSPITALITY

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

Consolidated Balance Sheets 3

Consolidated Statements of Operations 4

Consolidated Statements of Changes in Members' Equity 5

Consolidated Statements of Cash Flows 6

Notes to Consolidated Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Revolution Hospitality LLC
dba. Overthrow Hospitality

Opinion

We have audited the financial statements of Revolution Hospitality LLC dba Overthrow Hospitality, which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Revolution Hospitality LLC, as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Revolution Hospitality LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Revolution Hospitality LLC's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Revolution Hospitality LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Revolution Hospitality LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

May 22, 2024
Los Angeles, California

REVOLUTION HOSPITALITY LLC DBA OVERTHROW HOSPITALITY
CONSOLIDATED BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash And Cash Equivalents	$	141,195	$	164,688
Accounts Receivable		691,134		699,104
Inventory		235,858		44,160
Due From Related Parties		-		206,725
Prepaid And Other Current Assets		43,560		394,397
Total current assets		**1,111,747**		**1,509,075**
Fixed Assets, net	$	1,102,270		1,238,181
Intangible Assets, net		271,758		281,299
Deposits		302,406		302,406
Right-Of-Use Asset		2,086,306		2,523,824
Total assets	$	**4,874,487**	$	**5,854,784**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	785,970	$	256,049
Credit Card Payable		256,836		35,902
Accrued Expenses		508,793		38,531
Due To Related Parties		232,733		-
Other Current Liabilities		128,264		134,219
Current Portion Of Loan Payable		193,809		193,809
Current Portion Of Lease Liability		661,381		688,938
Total current liabilities		**2,767,786**		**1,347,449**
Loan Payable, net of current portion		2,143,630		3,605,792
Operating Lease Liability, net of current portion		1,984,144		2,066,815
Total liabilities		**6,895,561**		**7,020,056**
Members' Equity (Deficit)		(2,021,074)		(1,165,271)
Total liabilities and members' equity (deficit)	$	**4,874,487**	$	**5,854,784**

See accompanying notes to consolidated financial statements.

REVOLUTION HOSPITALITY LLC DBA OVERTHROW HOSPITALITY
CONSOLIDATED STATEMENTS OF OPERATIONS

For Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	8,543,498	$	8,158,489
Cost Of Goods Sold		1,683,799		1,644,790
Gross Profit		**6,859,699**		**6,513,700**
Operating Expenses:				
General, Administrative and Selling Expenses		7,880,414		9,017,639
Total Operating Expenses		**7,880,414**		**9,017,639**
Operating Loss		**(1,020,715)**		**(2,503,939)**
Net Loss	$	**(1,020,715)**	$	**(2,503,939)**

See accompanying notes to consolidated financial statements.

REVOLUTION HOSPITALITY LLC DBA OVERTHROW HOSPITALITY
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)

(in $USD)		Total Members' Equity (Deficit)
Balance—December 31, 2021	**$**	**215,226**
Contributions		1,123,442
Net Loss		(2,503,939)
Balance—December 31, 2022		**(1,165,271)**
Contributions		164,913
Net Loss		(1,020,715)
Balance—December 31, 2023	**$**	**(2,021,074)**

See accompanying notes to consolidated financial statements.

- 5 -

REVOLUTION HOSPITALITY LLC DBA OVERTHROW HOSPITALITY
CONSOLIDATED STATEMENTS OF CASH FLOWS

For Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,020,715)	$	(2,503,939)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Depreciation And Amortization		310,749		127,524
Change in operating assets and liabilities:				
Accounts Receivable		7,970		(133,002)
Inventory		(191,698)		-
Due To / From Related Parties		439,458		220,439
Prepaid And Other Current Assets		350,837		(268,115)
Accounts Payable		529,921		(297,597)
Credit Card Payable		220,934		3,017
Accrued Expenses		470,262		38,531
Other Current Liabilities		(5,955)		(342,278)
Lease Liability, Net		327,291		231,929
Net cash provided by (used in) operating activities		**1,439,054**		**(2,923,490)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchase Of Fixed Assets		(28,664)		(366,208)
Intangible Assets		(136,634)		-
Deposits		-		(77,293)
Net cash used in investing activities		**(165,298)**		**(443,500)**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds /(Repayments) Of Loan Payable		(1,462,162)		540,147
Contributions		164,913		1,123,442
Net cash provided by (used in) financing activities		**(1,297,249)**		**1,663,589**
Change In Cash And Cash Equivalents		(23,493)		(1,703,401)
Cash—Beginning of the Year		164,688		1,868,089
Cash—End of the Year	$	141,195	$	164,688
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to consolidated financial statements.

1.   NATURE OF OPERATIONS

Revolution Hospitality, dba Overthrow Hospitality is a limited liability company formed under the laws of State of New York on May 19, 2020. The Company is a hospitality company owning and operating several bars and restaurants in New York City, one in California and one in Colorado.

The Company has 100% ownership of 8 subsidiaries namely:
- Derossi 5th street LLC;
- Soda Club LLC;
- Cienfuegos LLC;
- Derossi Mac LLC;
- Derossi Asia LLC;
- Derossi 6th street LLC;
- Derossi Melrose LLC; and
- Derossi Boulder LLC

Each location has a unique plant-based restaurant and/or bar which is operated by the subsidiary company. We are a mission driven hospitality group determined to provide our guests with premier plant-based dining experiences while doing better for our health, the health of planet and to alleviate suffering to animals.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercise control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit loss was not material to these financial statements.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management's evaluation of inventory, no allowance for obsolete inventory has been recorded at December 31, 2023 or 2022.

Fixed Assets

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to fifteen years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

	Estimated Lives (in Years)
Computers and Equipment	5
Furniture and Fixtures	7
Leasehold Improvements	15

Intangible Assets

Intangible assets are amortized over the respective estimated lives unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the years ended December 31, 2023 or 2022.

Income Taxes

The Company is a limited liability company and each entity is essentially viewed as a disregarded entity for U.S. tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss of the Company and each subsidiary flows through to, and is recognized by, their respective members.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2023 and 2022, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognizing revenue as the performance obligation is satisfied.

The Company generates revenues by sales from its bars and restaurants. Revenues from bar and food sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes.

Advertising and Promotional Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the years ended December 31, 2023 and 2022 were $47,236 and 85,838, respectively .

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2023 and 2022, property and equipment, net consist of:

		2023		2022
Computers	$	11,264	$	11,264
Equipment		225,647		225,647
Furniture and Fixtures		293,260		293,105
Leasehold Improvmenets		1,829,691		1,848,790
Property and Equipment, at cost		**2,359,862**		**2,378,806**
Accumulated Depreciation		(1,257,592)		(1,140,625)
Property and Equipment, net	$	**1,102,270**	$	**1,238,181**

Depreciation expense for property and equipment for the years ended December 31, 2023 and 2022 were $164,574 and $101,160, respectively.

4.   INTANGIBLE ASSETS

As of December 31, 2023 and 2022, intangible assets consist of:

		2023		2022
Computers	$	410,933	$	404,109
Intangible Assets, at cost		**410,933**		**404,109**
Accumulated Amortization		(139,175)		(122,811)
Intangible Assets, net	$	**271,758**	$	**281,299**

5.   LEASES

The Company has various operating leases for business premises. The Company's leases have terms maturing through 2033. Monthly payments contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of December 31, 2023 and 2022 were 9.09% and 8.50%, respectively.

6.   DEBT

Economic Injury Disaster Loans

In 2020 and 2021, the Company and its subsidiaries were granted loans from the U.S. Small Business Administration (SBA) pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan's inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of December 31, 2023, the Company has $2,143,630 remaining in EIDL loans.

Paycheck Protection Program Loans

In 2021, the Company was granted Paycheck Protection Program (PPP) loans pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly. As of December 31, 2023, the Company has $193,809 remaining in PPP loans.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 22, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   RELATED PARTY TRANSACTIONS

As of December 31, 2023, the Company had amounts due to related parties, including executives of the Company, totaling $232,733. As of December 31, 2022, the Company had amounts due from related parties totaling $206,725. The amounts are unsecured, non-interest bearing and due on demand.

9.   GOING CONCERN

The Company financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses of $1,020,715 and $2,503,939 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company had $141,195 in cash which are not sufficient to cover the operations. These factors raises significant doubt on the Company's ability to continue as going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The Company financial statements do not include any adjustments that might result from these uncertainties.

10. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 22, 2024, which is the date the financial statements were available to be issued.

In April 2024, a new Delaware Corporation was established named Overthrow Hospitality Inc. (the "Corporation") and the existing New York LLC named Revolution Hospitality LLC (the "LLC") was merged into the newly established Corporation. The existing members of the LLC surrendered their shares in exchange for pro-rated shares in the newly formed Corporation.

In May 2024, the Corporation filed an Application of Authority to conduct business in the State of New York as a foreign corporation.

There have been no other events or transactions during this time which may have a material effect on these financial statements.

OVERTHROW HOSPITALITY, INC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 19, 2024)
TO
PERIOD ENDED MAY 31, 2024

(Expressed in United States Dollars)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

_____

                                                                                                     Page

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS:

    Consolidated Balance Sheet...3

    Consolidated Statement of Operations 4

    Consolidated Statement of Changes in Stockholders' Equity 5

    Consolidated Statement of Cash Flows 6

    Notes to Consolidated Financial Statements 7



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Overthrow Hospitality, Inc
Wilmington, Delaware

Opinion

We have audited the consolidated financial statements of Overthrow Hospitality, Inc (the "Company,"), which comprise the consolidated balance sheet as of May 31, 2024, and the related consolidated statement of operations, changes in stockholders' equity, and cash flows (collectively, the "financial statements") for the period from Inception (April 19, 2024) to May 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2024, and the result of its operations and its cash flows for the period from Inception (April 19, 2024) to May 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Matter – Special Reporting Period

This audit report and the financial statements on which an opinion is being issued are for a special period starting from April 19, 2024 (Inception Date) till May 31, 2024. These financials do not represent the full financial results of the Company from January 1, 2024, till May 31, 2024.

SetApart Accountancy Corp.

October 1, 2024
Los Angeles, California

OVERTHROW HOSPITALITY, INC
CONSOLIDATED BALANCE SHEET
AS OF MAY 31, 2024

As of May 31,	2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash And Cash Equivalents	$ 78,554
Accounts Receivable	515,516
Inventory	235,909
Due From Related Parties	79,622
Prepaid And Other Current Assets	5,752
Total Current Assets	**915,352**
Fixed Assets, net	1,034,092
Intangible Assets, net	246,852
Deposits	570,995
Right-Of-Use Asset	1,990,883
Total Assets	**$ 4,758,174**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts Payable	$ 1,241,079
Credit Card Payable	231,558
Short-term Debt, net	106,800
Current Portion Of Loan Payable	183,299
Current Portion Of Lease Liability	267,029
Other Current Liabilities	875,046
Total Current Liabilities	**2,904,812**
Loan Payable, net of current portion	1,852,788
Operating Lease Liability, net of current portion	2,196,431
Total Liabilities	**6,954,031**
STOCKHOLDERS EQUITY	
Class A Common Stock, $0.0001 par, 2,000,000 shares authorized, 1,000,340 issued and outstanding as of May 31, 2024	100
Class B Common Stock, $0.0001 par, 2,000,000 shares authorized, 152,460 issued and outstanding as of May 31, 2024	15
Additional Paid in Capital	-
Accumulated Deficit	(2,195,972)
Total Stockholders' Equity	**(2,195,857)**
Total Liabilities and Stockholders' Equity	**$ 4,758,174**

See accompanying notes to financial statements.

OVERTHROW HOSPITALITY, INC
CONSOLIDATED STATEMENT OF OPERATIONS
FOR PERIOD ENDED TO MAY 31, 2024

For The Period from Inception (April 19, 2024) to May 31,		2024
(USD $ in Dollars)		
Net Revenue	$	1,302,727
Cost of Goods Sold		208,282
Gross Profit		**1,094,445**
Operating Expenses		
General, Administrative and Selling Expenses		647,586
Total Operating Expenses		**647,586**
Net Operating Income		**446,859**
Interest Expense		(15,316)
Other Loss		(70,514)
Income Before Provision For Income Taxes		**361,029**
Benefit/(Provision) For Income Taxes		-
Net Income	**$**	**361,029**

See accompanying notes to financial statements.

OVERTHROW HOSPITALITY, INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR PERIOD ENDED TO MAY 31, 2024

| (USD $ in Dollars, except per share data) | Class-A Common Stock | | Class-B Common Stock | | Additional Paid In | Accumulated | Total Stockholders' |
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balance-Inception Date April 19, 2024	-	$ -	-	$ -	$ -	$ (2,557,001)	$ (2,557,001)
Issuance of Common Stock	1,000,340	100	152,460	15	-	-	115
Net Income	-	-	-	-	-	361,029	361,029
Balance-As of May 31, 2024	1,000,340	$ 100	152,460	$ 15	$ -	$ (2,195,972)	$ (2,195,857)

See accompanying notes to financial statements.

OVERTHROW HOSPITALITY, INC
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR PERIOD ENDED TO MAY 31, 2024

For The Period from Inception (April 19, 2024) to May 31,	2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 361,029
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
Depreciation And Amortization	31,388
Amortization Of Rou Assets	38,652
Changes In Operating Assets And Liabilities:	
Accounts Receivable	(349,937)
Prepaid And Other Current Assets	(500)
Accounts Payable	205,416
Credit Card Payable	9,121
Other Current Liabilities	(94,162)
Net Cash Provided By Operating Activities	**201,007**
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase Of Fixed Assets	(100)
Deposits	(83,816)
Net Cash Used In Investing Activities	**(83,916)**
CASH FLOW FROM FINANCING ACTIVITIES	
Right-Of-Use Lease, Operating Lease	(38,652)
Issuance Of Common Stock	115
Net Cash Used In Financing Activities	**(38,537)**
Change In Cash and Cash Equivalents	**78,554**
Cash and Cash Equivalents—Beginning Of Period	-
Cash and Cash Equivalents—End Of Year	$ 78,554
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Overthrow Hospitality, Inc. was incorporated on April 19, 2024, in the state of Delaware as the successor entity of Revolution Hospitality LLC (predecessor), a New York limited liability company. The financial statements of Overthrow Hospitality, Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company is a hospitality company that operates several bars and restaurants in New York City, one in California, and one in Colorado.

The Company has 100% ownership of 8 subsidiaries namely:
- Derossi 5th street LLC;
- Soda Club LLC;
- Cienfuegos LLC;
- Derossi Mac LLC;
- Derossi Asia LLC;
- Derossi 6th street LLC;
- Revolution Hospitality LLC;
- Derossi Veg LLC;
- Derossi Melrose LLC; and
- Derossi Boulder LLC

Each location has a unique plant-based restaurant and/or bar which is operated by the subsidiary company. We are a mission-driven hospitality group determined to provide our guests with premier plant-based dining experiences while doing better for our health, and the health of the planet and to alleviate suffering to animals.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting. This set of financial statements covers a special period from the Inception date (April 19, 2024) till May 31, 2024.

Basis of Consolidation

The Company's consolidated financial statements include accounts of subsidiaries over which the Company exercises control. All significant intercompany transactions and accounts have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of May 31, 2024, the Company's cash & cash equivalents did not exceed the FDIC insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience, and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of May 31, 2024, the Company determined an allowance for expected credit loss was not material to these financial statements.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers primarily located throughout the United States of America.

Inventories

Inventories, consisting predominantly of food, liquor, and other beverages, are stated at the lower of cost (measured on the first-in, first-out basis) or net realizable value. The Company regularly evaluates its inventory and reserves for obsolete or slow-moving items. Based on management's evaluation of inventory, no allowance for obsolete inventory has been recorded on May 31, 2024.

Fixed Assets

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to fifteen years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

Category	Useful Life
Computers and Equipment	5 years
Furniture and Fixtures	7 years
Leasehold Improvements	15 years

Intangible Assets

Intangible assets are amortized over the respective estimated lives unless the lives are determined to be indefinite and reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. Impairment testing compares carrying values to fair values and, when appropriate, the carrying value of these assets is reduced to fair value. Impairment charges, if any, are recorded in the period in which the impairment is determined.

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. Annual liquor license renewal fees are expensed over the renewal term. The costs of purchasing transferable liquor licenses are capitalized as intangible assets and amortized over a period of fifteen years. Liquor licenses are reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which are generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset. Management determined there was no occurrence of an event or circumstance that could trigger impairment for the period ending May 31, 2024.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognizing revenue as the performance obligation is satisfied.

The Company generates revenues by sales from its bars and restaurants. Revenues from bar and food sales are recognized when payment is tendered at the point of sale and are presented net of complimentary discounts and sales taxes.

Advertising and Promotional Costs

The Company expenses advertising costs as they are incurred. Advertising expenses for the period ended May 31, 2024, were $14,439.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

3.   PROPERTY AND EQUIPMENT

As of May 31, 2024 property and equipment, net consists of:

As of May 31,		2024
Computers	$	10,103
Equipment		209,898
Furniture and Fixtures		672,810
Leasehold Improvements		1,334,620
Property and Equipment, at cost		**2,227,429**
Accumulated Depreciation		(1,193,337)
Property and Equipment, net	$	**1,034,092**

Depreciation expense for property and equipment for the period ended May 31, 2024 was $24,455.

4.   INTANGIBLE ASSETS

As of May 31, 2024 intangible assets consist of:

As of May 31,		2024
Licences	$	389,365
Intangible Assets, at cost		**389,365**
Accumulated Amortization		(142,513)
Intangible Assets, net	$	**246,852**

Amortization expense for intangible assets for the period ended May 31, 2024 was $6,933.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class-A Common Stock

The Company is authorized to issue 2,000,000 shares of Class A Common Stock at a par value of $0.0001 per share. As of May 31, 2024, 1,000,340 shares were issued and outstanding.

Class B Common Stock

The Company is authorized to issue 2,000,000 shares of Class B Common Stock at a par value of $0.0001 per share. As of May 31, 2024, 152,460 shares were issued and outstanding.

6. LEASES

The Company has various operating leases for business premises. The Company's leases have terms maturing through 2033. Monthly payments contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average discount rate for operating leases as of May 31, 2024, was 8.50%.

7. DEBT

Economic Injury Disaster Loans

In 2020 and 2021, the Company and its subsidiaries were granted loans from the U.S. Small Business Administration (SBA) pursuant to the Economic Injury Disaster Loans (EIDL) Program of the CARES Act. The loans mature 30 years after inception and bear interest at a rate of 3.75% per annum, payable monthly commencing twelve months after inception. During 2021, the SBA deferred monthly repayments until 30 months from the loan's inception. Interest will continue to accrue during the deferment. The loans may be repaid at any time prior to maturity with no prepayment penalties. As of May 31, 2024, the Company has $1,852,788 remaining in EIDL loans.

Paycheck Protection Program Loans

In 2021, the Company was granted Paycheck Protection Program (PPP) loans pursuant to the Consolidated Appropriations Act of 2021, which was enacted on December 27, 2020. The loans bear interest at a rate of 0.98% per annum, payable monthly. As of May 31, 2024, the Company has $183,299 remaining in PPP loans.

Short-term debt

In 2024, the Company has taken out several short-term loans. The loans bear interest at a rate in the range of 8%-11% per annum, payable monthly. As of May 31, 2024, the Company has $106,800 remaining in short-term loan.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

As of May 31, 2024, the Company had amounts due from related parties, including executives of the Company, totaling $79,622. The amounts are unsecured, non-interest bearing, and due on demand.

10. INCOME TAXES

The accompanying financial statements do not cover the full year, and Management estimates a net loss position for the tax year therefore no provision for income taxes have been recorded in these financial statements.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority based on the technical merits of the position. As of May 31, 2024, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of May 31, 2024, the Company had no accrued interest and penalties related to uncertain tax positions.

11. GOING CONCERN

The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company recorded a profit of $361,029 for the period ended May 31, 2024. As of May 31, 2024, the Company had $78,554 in cash which are not sufficient to cover the operations. These factors raise significant doubt on the Company's ability to continue as going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The Company financial statements do not include any adjustments that might result from these uncertainties.

12. SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 1, 2024, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which may have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF OVERTHROW HOSPITALITY

Eat. Drink. Start A Revolution.

Overthrow Hospitality is an award-winning plant-based food and beverage hospitality group with 10 unique venues offering elevated dining and drinking experiences to the socially-conscious consumer.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



EAT. DRINK. START A REVOLUTION.

$0 Raised

OVERVIEW | ABOUT | TERMS | PRESS | DISCUSSION | INVESTING FAQS

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$21.65 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$216.50	$21.66M

REASONS TO INVEST



- Plant-based dining is on the rise with over 63% of Americans reducing their meat consumption, and adapting food-conscious choices- the plant-based food market is projected to reach $162B by 2030 .



- The Company's consolidated revenue grew by 59% from 2021, the Company's launch year, to 2023.

 Plant-based dining isn't a zero-sum game. An internal survey shows that 85% of our guests do not identify as vegan. Our focus on excellent food and service makes us appealing to all diners, leading to a larger impact.

TEAM



Ravi Lalchandani aka Ravi Derossi • Chief Executive Officer, Board Member

Ravi is the CEO & Founder of Overthrow Hospitality. He was twice nominated as Outstanding Restaurateur by the James Beard Foundation and featured in thousands of media publications. He is an outspoken voice on climate change issues and animal...

Read More





Drew Brady • Co-founder and Chief Operating Officer, Board Member

Drew joined the company as General Manager before being promoted to Operations Director and, most recently, COO. In addition to concept development and operations, Drew acts as the group's Wine Director— guiding award-winning lists across our ...

Read More





Sother Teague • Co-founder and Beverage Director

Sother Teague is a founding partner and Beverage Director of Overthrow Hospitality. He's also the co-host of the podcast 'The Speakeasy.' Sother was named Mixologist of the Year by Wine Enthusiast Magazine in 2017 and was featured as a cocktail expert i...

Read More



THE PITCH

Eat. Drink. Start A Revolution.

At Overthrow Hospitality, we are transforming the way people perceive the plant-based dining experience. At the heart of our vision lies a powerful idea: we are not simply a restaurant group that serves vegan fare, but a remarkable hospitality movement that champions exquisite dining experiences, inclusivity, and sustainability in equal measure. We're not just a collection of venues offering vegan options; we're at the forefront of a shift that reconnects quality with intention, where great taste and environmental stewardship go hand in hand. Our dishes are proof that vegan cuisine is not the fleeting fad it's often mistaken for. We're making the concept of a vegan eatery not just accessible, but the dining choice of the future. We don't just cater to vegans, in fact, vegans don't even comprise the majority of our guests. Said best by Silvia Killingsworth of The New Yorker, when dining with us, "...you get the sense of having traveled through a wormhole to an alternate universe where animal products never existed, so they could never be missed."

*This review may not be representative of the experience of other customers and is not a guarantee of future performance or success.

We cater to those who aspire to better themselves and the planet. In order to do so, the quality of our food and service must be undeniable. This is what we do.

Our Mission

Eat. Drink. Start a Revolution.

As a hospitality group, we're dedicated to alleviating global suffering. Our belief is that people seek self-improvement and a healthier planet, and our restaurants provide a way to reduce suffering without compromising the satisfaction of transformative dining experiences.





EAT. DRINK. START A REVOLUTION.



Remarkably, 85% of our patrons are not vegan, underscoring our ability to make plant-based food accessible and enticing to a broad spectrum of diners. Beyond our food, our group stands out for its innate focus on our service and the way we treat our guests and our staff, alike. Together, we believe this holistic approach sets us a step above in the competitive hospitality industry.

THE PROBLEM & OUR SOLUTION

Making Plant-Based Food Approachable, Accessible, and Excellent to Tackle Climate Change, Animal Welfare, and the Ongoing Health Epidemic

This is a movement that extends far beyond the plate— a relentless commitment to exceptional service and the well-being of both our guests and staff defines our identity. We feel that this is not only principled but can be strategically lucrative. By creating a fulfilling place to work while eliminating our dependence on animal products, we substantially lower food costs and tap into a growing market of health-conscious and environmentally-aware consumers.

The restaurant industry is at a critical point, as it's one of the largest contributors to factory farming, and therefore greenhouse gas emissions, alongside health issues nationwide. Overthrow Hospitality is at the forefront of sustainability by eliminating all animal products from our restaurants— setting a new precedent for what hospitality can look like. At Overthrow, we're on a mission to overthrow the status quo by adopting and embracing a 100% plant-based approach, while investing in the well-being of our staff and community. With 10 successful bars and restaurants under our belt, achieved with minimal outside investment, we believe we're ready to capitalize on the current landscape and revolutionize the way we eat and drink.

In studies by The United Nations, The University of Oxford, and the New York Times, it is clear that people who lead plant-based lives create fewer greenhouse gas emissions, and the same can be said for the food industry as a whole (Source). Per kilogram of food, beef (70.6 kg per kg of food) emits almost 10,000% more carbon than vegetables (.7 kg per kg) (Source). According to Modern Restaurant Management, the average meal results in 8 kg of carbon dioxide emissions (Source). Using a similar percent increase, a vegan meal would only emit about .079 kg of carbon dioxide.

Conscious Eaters Seeking New Experiences

85%

of our customers do <u>NOT</u> identify as vegan*

★★★★★

I am not vegan, but this place makes me want to be one. The food was incredible.

— Dan Berman

These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

We're not just targeting the 6% of vegans across the US; we're aiming for the hearts and stomachs of the over 63% of Americans who are consciously reducing their meat consumption[1]. At Overthrow Hospitality, we believe that plant-based dining isn't a compromise—it's a delicious and ethical way to enjoy hospitality. With decades of restaurant experience, our team has honed the art of creating an incredible dining experience that just happens to be plant-based.

THE MARKET & OUR TRACTION

The Plant-Based Food Market is Projected to Reach $162B by 2030[2]

Since our inception in 2021, Overthrow Hospitality has held a steadfast commitment to crafting exceptional plant-based dishes that transcend the expectations of the genre.

The Michelin Guide - there are only eight vegan restaurants in the US recognized by The Michelin Guide, three of which belong to Overthrow Hospitality: Avant Garden, Cadence, and Soda Club.

Recognized by the James Beard, New York Times, Esquire, Vogue, and thousands of other media outlets, our team's expertise and commitment to flavor and service above all else asserts that Overthrow Hospitality is accessible to everyone because the quality of our experience is undeniable. Over the years we have learned that when barriers are broken and ideas flow freely among our core team, we create the optimal conditions for accelerated business growth. Around our office, we encourage vulnerability and reject the scarcity mentality that often plagues the competitive workplace. This feel this makes us leaders in the space: we are not only nurturing the growth of our industry but also the mental and physical well-being of our peers and ourselves. By investing in Overthrow, you are fostering a culture of collaboration, knowledge-sharing, and abundance.

In the highly competitive New York City hospitality industry, there are very few hospitality groups focusing their efforts on plant-based dining. As opposed to our competitors, Overthrow Hospitality offers a range of venues that cater to a broad customer base, from renowned bars to casual restaurants. We provide plant-based dining across various price points and diverse culinary styles, all while prioritizing exceptional hospitality and service.

Plant-based Foods Market

$162B

$29.4B

2020   2030

The plant-based foods market could make up to **7.7%** of the global protein market by 2030, with a value of over $162 billion, up from $29.4 billion in 2020. Meat and dairy alternatives could even obtain 5% and 10% of their respective global market shares in the next decade.



Source

One of the World's Best Cocktail Bars



Beyond this, we not only offer world-class plant-based restaurants, we also own one of the world's best cocktail bars, Amor y Amargo - named in the top 100 Best Bars in the World three years in a row - helmed by Sother Teague, partner and Beverage Director, two-time Tales of the Cocktail Spirited Award Winner and Wine Enthusiast's Mixologist of the Year, as well as the producer and co-host of the leading industry podcast 'The Speakeasy." Our business model extends to adjacent retail spaces, including barwares, bitters, classes, and more.

Award-Winning Wine Program



Drew Brady, Partner at Overthrow, COO, and Wine Director, was named among the [top 40 personalities in wine by Wine Enthusiast in 2023](#). He curated the wine list at Soda Club, our popular wine bar which has received the Michelin Bib Gourmand two years in a row.

Our core customer base extends beyond vegans, capturing the hearts and taste buds of anyone looking to be more environmentally or health-conscious. The plant-based food market is projected to reach a whopping USD $162B by 2030. The rise of plant-based eating is undeniable, with over 25% of Americans reducing their meat consumption, food consciousness is on the rise.

Traction



Our social community is **300K+** across social media and email.

Our restaurants feed **hundreds of thousands** of guests each year. We served our millionth meal in November 2023, plus 100k meals given away during COVID-19 to our community in need as well as frontline workers.

A revenue increase of **59%** from 2021 to 2023.



A Long Standing Proof-of Concept.



In the next five years for Overthrow Hospitality, we aim to:

- establish clusters of restaurants in first and second-tier cities nationwide, just as we've done in New York City
- launch a membership app with a strong loyalty and rewards program
- launch an online sustainable retail marketplace along with CPG products in supermarkets nationwide
- launch our first fast casual restaurant
- launch nationwide sales of our baked goods through our The Fragile Flour imprint

By having multiple locations in close proximity, we centralize management and share resources in each locale, effectively reducing labor costs while maintaining quality and consistency across our establishments. We know how to build a community and we plan to let each city inspire us and inform our marketing approach as we expand.

Our Press



The New York Times

Ravi DeRossi, New York Stealth Bar Owner and Restaurateur

Share full article   8

Ravi DeRossi, 42, outside of Cienfuegos in the East Village. He has quietly built up a portfolio of 15 bars and restaurants in Manhattan and Brooklyn. He is set to expand his reach elsewhere. An Rong Xu for The New York Times

*These reviews may not be representative of the experiences of other customers and are not a guarantee of future performance or success.

Under the guidance of industry leader Ravi DeRossi, twice-nominated as Outstanding Restaurateur by the James Beard Foundation, our company boasts a formidable team, including master mixologist Sother Teague and experienced COO-partner & Wine Director Drew Brady. With a diverse staff of over 150 individuals - while the exact figures may vary, approximately 80% of our team, including both leadership and frontline positions, are held by women and people of color - and a commitment to exceptional leadership and self-funding, we aim to solidify our position as one of the nation's premier restaurant groups.

As we embark on our journey of national expansion, we welcome you to be part of this transformative experience. We believe Overthrow Hospitality is poised not just to revolutionize plant-based dining, but to also redefine the hospitality industry at large. With our strong reputation, guiding principles, and demonstrated success, we aim to cultivate a more ethical and inclusive future, one exceptional plant-based dish and guest experience at a time. Join us in shaping a brighter tomorrow.

Join our mission to Eat. Drink. Start a Revolution. Invest in Overthrow Hospitality today!

ABOUT

HEADQUARTERS
445 E 6th St Suite 1
New York, NY 10009

WEBSITE
View Site ⧉

Overthrow Hospitality is an award-winning plant-based food and beverage hospitality group with 10 unique venues offering elevated dining and drinking experiences to the socially-conscious consumer.

TERMS
Overthrow Hospitality

Overview

PRICE PER SHARE
$21.65

VALUATION
$21.66M

DEADLINE ⓘ
Oct. 22, 2024 at 2:09 PM UTC

FUNDING GOAL ⓘ
$15k - $3M

Breakdown

MIN INVESTMENT ⓘ
$216.50

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$2,999,975.55

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
692

MAX NUMBER OF SHARES OFFERED
138,567

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird - Invest $250+ within the first 2 weeks and receive 10% bonus shares.

Amount-Based Perks

Tier 1 — Invest $250+ and Overthrow Hospitality will plant a tree on your behalf.

Tier 2 — Invest $1,000+ and receive Tier 1 + Overthrow will donate a meal to a local shelter on your behalf.

Tier 3 — Invest $2,500+ and receive Tier 1 + Tier 2 + an Overthrow Hospitality personal concierge and priority reservations to all our properties nationwide for life.

Tier 4 — Invest $5,000+ and receive Tier 1-3 + a multi-stop tour of Overthrow Hospitality properties, offering dinner and drinks, for up to 4 guests.

Tier 5 — Invest $10,000 and receive Tier 1-4 + 10% off at all Overthrow Hospitality properties for life.

Tier 6 - Invest $50,000+ and receive Tier 1-5 + a cocktail or cooking class for up to 10 people.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Overthrow Hospitality Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $21.65 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $2,165. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Vogue

Inside Ubuntu, the West African Vegan Restaurant by Rising-Star Chef Shenarri Freeman

View Article

Esquire

The Best New Restaurants in America, 2023

View Article

Vogue

New York City's Buzziest New Chef Is Cadence's Shenarri Freeman

View Article

Michelin Guide

Best Vegetarian Restaurants in New York City

View Article

The New York Times

Ravi DeRossi, New York Stealth Bar Owner and Restaurateur

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi I'm Ravi Derossi, I'm the founder, CEO, and Culinary Director for Overthrow Hospitality, and we are doing something we have never done before. We are raising money.

Up until now, Overthrow Hospitality has been completely self-financed. I'd like to tell you a little bit about who we are and what we do.

I opened up my first place in Manhattan in 2004. My second one was on the front page of the New York Times Styles section one week after we opened. Lines out the door, and that gave me the ability to expand very quickly.

Ravi is a visionary CEO. The Observer called Ravi one of 55 most influential people in dining and nightlife. He was nominated for a James Beard award for best restauranteur in the country.

I was nominated for a second time for most outstanding restauranteur in the country.

I have been opening bars and restaurants in New York for 20 years.

We have ten highly successful established restaurants. We also have a retail concept through Amor y Amargo where we offer a wide selection of bitters and some of our own published books. We've been succeeding in the cut-throat New York market for years.

I guess what's really cool about us and what we're doing is we have proof of concept. Eight years ago we converted our entire company to be 100% plant based.

Consumer habits are changing. People are eating more plant-based foods. The majority of our guests are not vegan. I think that's because we're just serving great food, period.

There are only nine vegan restaurants featured in the Michelin Guide in the United States. And three of them belong to Overthrow Hospitality.

Eating plant-based is the simplest and quickest way to do better for the planet, better for the animals, and better for yourself. Our motto is eat, drink, start a revolution. We are here to revolutionize the hospitality industry to make the world a better place. We are no longer just a great vegan hospitality group. We are now just a great hospitality group.

We also have created spaces are for lack of a better word, cool.

You can come, you can have great food, you can have great wine, and not feel like you're in one of these sort of tasteless vegan restauarnts that exist all over the place. We are an extremely diverse company and I'm very proud of that. Chef Shenarri Freeman of Cadence has been nominated twice by the James Beard awards. And Drew Brady, our Business Partner, Director of Operations, and Wine Director was voted one of the Future 40 Tastemakers by Wine Enthusiast Magazine in 2023.

I'd like to think that we're one of the leaders in the plant-based space. Certainly the press thinks so.

The Michelin Guide has consistently recognized our restaurants with Soda Club earning a Bib Gourmand in 2022 and naming Avant Garden, Cadence, and Soda Club as 3 of the 5 best vegan and vegetarian restaurants in New York City. Esquire called Cadence one of the top ten best restaurants in the country. The New York Times called Cadence one of the top forty best restaurants in country.

Amor y Amargo is our oldest concept. It's 12 years old. Year over year we're recognized on the fifty best bars list. This past year, we made number 23.

This is our company. This is who we are. Our mission is to eat, drink, start a revolution. We will be investing in our infrastrcture as well as our expansion.

We recently opened up our first restaurant outside of New York City. It's called Ubunto. It's located in West Hollywood in Los Angeles. And in 2023, we were named in the top 25 best new restaurants by Esquire Magazine.

We have proof of concept and we have four specific places that run at much higher margins and those are the ones that we intend to expand into several other markets across the country. Successful expansion is part of our company's DNA.

My vision for Overthrow Hospitality is to expand across the country into all first tier markets and several second and third tier markets. Once we've done that, we'd like to start expanding overseas.

Your investment makes you an owner. And everything we're doing now and everthing we will do in the future. Your investment's gonna help us to expand and make you part of this organization. Overthrow Hospitality is a place of community and purpose. We're giving you an opportunity to become an owner. Eat, drink, start a revolution. We are inviting people to join the revolution with us.

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Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

What is really great about this platform we have partnered with, StartEngine, is that to become an owner of Overthrow Hospitality, you only need to invest $250, and if you invest in the first 2 weeks of the launch date, you will be given 10% bonus shares, meaning if you invest $250, you will receive $275 worth of equity in the parent company, Overthrow Hospitality INC.

To dive deeper into our vision and growth potential, and to learn more about how StartEngine works, please visit **www.investinoverthrowhospitality.com**.

Stay tuned for follow-up emails, online seminars, and in-person cocktail mixers where the three founding partners, Drew Brady, Sother Teague, and myself will be available to answer any questions you have.

Thank you all very much for your support over the years, we would not be here without you, we look forward to having you all join the revolution that is Overthrow Hospitality!

"In the grand scheme of things, we know what we do isn't all that important, but if everyone in the world did something that wasn't all that important, well, it just may add up to something really important." Ravi Derossi

LEARN MORE

If you have any questions, you can also email us at invest@overthrowhospitality.com.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

JOIN THE REVOLUTION

Coming soon, you can have the opportunity to be the first ever to invest in the Award-Winning Plant-Based Hospitality Group, Overthrow Hospitality!



We're thrilled to announce that, after careful consideration, we've decided to team up with StartEngine with the goal to launch our inaugural crowdfunding campaign.

After our offering launches, every dollar that you invest during the fundraiser will come with equity attached. That means real ownership of our company. The platform we are working with is NOT like Kickstarter or GoFundMe. You would not be donating to our company, you would instead be purchasing equity. So, what does that possibility mean?

- **Equity Ownership:** Once launched, investors will have the chance to own actual equity in Overthrow Hospitality.

- **Additional Perks:** Any perks offered are bonuses ON TOP of any potential equity.

Excited to learn more about your chance to own actual equity in Overthrow Hospitality? Great, so are we! Please continue reading to learn more about us and our plans.



About Overthrow Hospitality

We are an award-winning plant-based food and beverage hospitality group with 10 unique venues offering elevated dining and drinking experiences to the socially-conscious consumer. At Overthrow Hospitality, we are transforming the way people perceive the plant-based dining experience! We're not just a collection of venues offering vegan options; we're spearheading a movement where great taste and environmental stewardship go hand in hand. Our dishes are proof that vegan cuisine is not the fleeting fad it's often mistaken for. We're making the concept of a vegan eatery



not just accessible, but the dining choice of the future.

To dive deeper into our story, vision, and growth potential, check out our Investor Deck.

Launching in 2021, we've experienced growth as our revenue grew by 59% from 2021 to 2023. Our revenue is projected to increase by 35% in 2024.

We serve hundreds of thousands of guests each year. In November last year, we served our MILLIONTH meal - plus 100k free meals given during COVID-19 to those in need as well as frontline workers.

We're proud to have a very strong community - over 270k across social and email - plus tens of thousands of positive reviews on Google, Yelp, and more.





WELL, IT JUST MIGHT ADD UP

We're on a Mission to Tackle Climate Change, Animal Welfare, and the ongoing Health Epidemic.

The restaurant industry stands at a pivotal juncture, being a major contributor to factory farming and consequent greenhouse gas emissions, as well as widespread health concerns. Overthrow Hospitality leads the charge in sustainability by completely eliminating animal products from our establishments—ushering in a new era of hospitality. At Overthrow, we're committed to challenging the norm by fully embracing a plant-based ethos while prioritizing the welfare of our team and community. With a track record of 10 thriving bars and restaurants, achieved with minimal external funding, we are poised to seize the current opportunity and transform the culinary and beverage landscape.

We have a long-standing proof of concept.

Since our inception in 2021, Overthrow Hospitality has held a steadfast commitment to crafting exceptional plant-based dishes that transcend the expectations of the genre. Recognized by the James Beard, New York Times, Esquire, Vogue, and thousands of other media outlets, our team's expertise and commitment to flavor and service above all else asserts that Overthrow Hospitality is accessible to everyone because the quality of our experience is undeniable.

Only eight vegan restaurants in the US are recognized by The Michelin Guide, three of which belong to Overthrow Hospitality: Avant Garden, Cadence, and Soda Club.

More Than Just Food

One of the World's Best Bars

We not only offer world-class plant-based restaurants, we also own one of the world's best cocktail bars, Amor y Amargo - named in the top 100 Best Bars in the World three years in a row - helmed by Sother Teague, partner and Beverage Director, two-time Tales of the Cocktail Spirited Award Winner and Wine Enthusiast's Mixologist of the Year, as well as the producer and co-host of the leading industry podcast 'The Speakeasy." Our business model extends to adjacent retail spaces, including barware, bitters, classes, and more.



Award-winning Wine Program

Drew Brady, Partner at Overthrow, COO, and Wine Director, was named among the top 40 personalities in wine by Wine Enthusiast in 2023. He curated the wine list at Soda Club, our popular wine bar which has received the Michelin Bib Gourmand two years in a row.



Sign up to be the first to know our anticipated launch date!

Email Address   **Sign Up**

Where We're Going

In the next five years for Overthrow Hospitality, we aim to:

- establish clusters of restaurants in first and second-tier cities nationwide, just as we've done in New York City;
- launch a membership app with a strong loyalty and rewards program;
- launch an online sustainable retail marketplace along with CPG products in supermarkets nationwide;
- launch our first fast-casual restaurant;
- launch nationwide sales of our baked goods through our The Fragile Flour imprint.



The Plant-Based Food Market is Projected to Reach $162B by 2030



Our core customer base extends beyond vegans, capturing the hearts and taste buds of anyone looking to be more environmentally or health-conscious. The plant-based food market is projected to reach a whopping USD 162B by 2030. (Source)* The rise of plant-based eating is undeniable, with over 63% of Americans reducing their meat consumption, food consciousness is on the rise.

With a focus on brick-and-mortar operations spanning different price ranges, from upcoming fast-casual concepts to mid-price experiences and fine dining, we're ready to conquer a market with immense growth potential. Plus, we recently opened our highly-anticipated LA project, Ubuntu, named by Esquire, one of the 50 Best New Restaurants in America in 2023 (Source), while putting the finishing touches on our newest project in Boulder, CO.

Remarkably, 85% of our patrons are not vegan, underscoring our ability to make plant-based food accessible and enticing to a broad spectrum of diners.

We're not just targeting the 6% of vegans across the US; we're aiming for the hearts and stomachs of the over 63% of Americans who are consciously reducing their meat consumption. (Source) At Overthrow Hospitality, we believe plant-based dining isn't a compromise—it's a delicious and ethical way to enjoy hospitality. With decades of restaurant experience, our team has honed the art of creating an incredible dining experience that just happens to be plant-based.

Dan Berman
20 reviews
★★★★★ 4 months ago
Dine in | Dinner | $30–50
I am not vegan, but this place makes me want to be one.

Nichole Jannah
Local Guide · 62 reviews · 3 photos
★★★★★ 9 months ago
Dine in | Dinner | $50–100
I'm not vegan, and I absolutely LOVED this restaurant.

India A
Local Guide · 49 reviews · 1 photo
★★★★★ 7 months ago
I am not a vegan but LOVED this place.

Jerry Pickett
7 reviews
★★★★★ 8 months ago
Dine in | Dinner | $20–30
I'm not vegan but this was one of the best meals I have had in New York.

Van Newman
Local Guide · 11 reviews · 2 photos
★★★★★ 8 months ago
Dine in | Dinner
Yo. This food is EXCEPTIONAL. I'm not a vegan and this was one my fav meals of the year.

Carolina Diaz Chan
7 reviews · 17 photos
★★★★★ 11 months ago
One of THE BEST vegan restaurants in all of NYC hands down! This was my second time visiting and I brought my sister who is not vegan. We were both stunned as to how the food was all vegan as it just tastes like the most amazing pasta we have ever had vegan or not!

These testimonials may not be representative of the experiences of other customers and are not guarantees of future performance or success.

THE TEAM







Ravi Derossi

Drew Brady

Sother Teague

CEO & FOUNDER

Ravi is the CEO & Founder of Overthrow Hospitality. He was twice nominated as Outstanding Restaurateur by the James Beard Foundation and featured in thousands of media publications. He is an outspoken voice on climate change issues and animal welfare. He is also the founder and co-owner of Death&Co, one of the world's most influential cocktail bars.

COO & WINE DIRECTOR

Drew Brady is the chief operating officer and a partner at Overthrow Hospitality. He started as general manager of Avant Garden, before being promoted to operations director and, most recently, C.O.O., co-founding Overthrow Hospitality with Ravi DeRossi in 2020. In addition to operations, Brady has acted as the group's wine director, including earning two consecutive Michelin distinctions for his wine list at Soda Club. This year, he was recognized as one of Wine Enthusiast's Future 40 Tastemakers.

CO-FOUNDER & BEVERAGE DIRECTOR

Sother Teague is a founding partner and Beverage Director of Overthrow Hospitality. He's also the co-host of the podcast 'The Speakeasy.' Sother was named Mixologist of the Year by Wine Enthusiast Magazine in 2017 and was featured as a cocktail expert in countless publications. He is today one of the most recognized names in the cocktail world.

Under the guidance of industry leader Ravi DeRossi, our company boasts a formidable team, including master mixologist Sother Teague and experienced COO-partner Drew Brady. With a diverse staff of over 150 individuals - roughly 80% of our staff, including leadership roles, consists of women and people of color - and a commitment to exceptional leadership, self-funding, and consistent revenue growth, we aim to solidify our position as one of the nation's premier restaurant groups.



ANTICIPATED PERKS

MINIMUM INVESTMENT $250

Tier 1

Invest $250+ and Overthrow Hospitality will plant a tree on your behalf.

Tier 2

Invest $1,000+ and receive Tier 1 + Overthrow will donate a meal to a local shelter on your behalf.

Tier 3

IInvest $2,500+ and receive Tier 1 + Tier 2 + an Overthrow Hospitality personal concierge and priority reservations to all our properties nationwide for life.

Tier 4

Invest $5,000+ and receive Tier 1-3 + a multi-stop tour of Overthrow Hospitality properties, offering dinner and drinks, for up to 4 guests.

Tier 5

Invest $10,000 and receive Tier 1-4 + 10% off at all Overthrow Hospitality properties for life.

Tier 6

Invest $50,000+ and receive Tier 1-5 + a cocktail or cooking class for up to 10 people.

Be a part of our future! Sign up to learn about your chance to invest in Overthrow Hospitality!

Email Address

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FAQs

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For more FAQs regarding investing on the StartEngine platform, please click HERE.

For questions or concerns regarding Overthrow Hospitality and our raise, don't hesitate to email us at invest@overthrowhospitality.com.

OVERTHROW HOSPITALITY
EAT. DRINK. START A REVOLUTION.

OVEЯTHROW HOSPITALITY
EAT. DRINK. START A REVOLUTION.



Dearest family, friends, and loyal patrons,

My name is Ravi Derossi, and I am the founder and CEO of Overthrow Hospitality, where our motto is "Eat. Drink. Start a Revolution." I am writing this letter to share some very exciting news with you!

For the past 20 years, with a few very close friends, we have been bootstrapping our company into what it has become today.

We currently have 10 unique plant-based restaurants and bars, with our very first location ever to open outside of NYC in sunny West Hollywood, CA, Ubuntu. We own what has been named one of the best cocktail bars in the world, Amor y Amargo, and just recently we found out that the Michelin Guide only recognizes 8 plant-based restaurants in the US, 3 of which belong to Overthrow Hospitality, Avant Garden, Cadence, and Soda Club. In November of 2023, we sold our one-millionth plant-based meal, and we have given away close to one hundred thousand meals to people in need in our communities.

And now, for the first time ever, we are launching a crowdfunding campaign to raise money so that we can continue to expand into new markets. We have big plans which I will outline in future correspondence, but for now, I just wanted to put this on everyone's radar as we expect to launch this raise next month with a $3m cap in the first round.

OVERTHROW HOSPITALITY

EAT. DRINK. START A REVOLUTION.

Dear all,

We are beyond excited to announce that after months of hard work and preparation, Overthrow Hospitality's first-ever crowdfunding campaign is officially going live on startengine.com VERY SOON!

As one of our early supporters, we wanted **YOU** to be the first to know before anyone else. You signed up to stay in the loop, and we're thrilled to give you this exclusive heads-up.

We've been building something truly special at Overthrow Hospitality, and now you'll have the opportunity to join us on this incredible journey as we take things to the next level.

Please mark your calendar and watch your inbox these upcoming days for the link to our campaign page. And don't forget, there will be an opportunity to receive 10% bonus shares if you invest in the first two weeks!

With gratitude,

Ravi Derossi

CEO & Founder

CEO & Founder

















NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

AMORY AMARGO · LADYBIRD a vegetable bar · ETÉREA · The Fragile Hour · Soda Club · UBUNTU · Cadence · proletariat · AVANT GARDEN
